Exhibit 99.2

Kitov Pharmaceuticals Ltd.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As of December 31, 2016

	Kitov Pharmaceuticals Holdings Ltd.	TyrNovo Ltd.	Pro Forma adjustment (1)	Kitov Pharmaceuticals Holdings Ltd. Pro forma
	USD thousand	USD thousand	USD thousand	USD thousand
Current assets
Cash and cash equivalents	6,758	-	(2,000)	4,758
Short term Short term deposits	7,899	-	-	7,899
Other receivables	241	21	-	262
	14,898	21	(2,000)	12,919

Fixed assets, net	16	2	-	18

Intangible assets	-	-	6,172	6,172

Total assets	14,914	23	4,172	19,109

Current liabilities
Short term bank credit	-	15	-	15
Trade payables	515	123	-	638
Other payables	758	212	-	970
Total current liabilities	1,273	350	-	1,623

Non-current liabilities
Post employment benefit liabilities	256	-	-	256
Loans from related parties	-	130	(101)	29
Total non-current liabilities	256	130	(101)	285

Equity (deficit)
Premium on shares	30,826	933	867	32,626
Capital reserves	8,759	-	-	8,759
Non - controlling interest	-	-	2,016	2,016
Accumulated loss	(26,200)	(1,390)	1,390	(26,200)
	13,385	(457)	4,273	17,201

Total liabilities and equity	14,914	23	4,172	19,109

Kitov Pharmaceuticals Ltd.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2016

	Kitov Pharmaceuticals Holdings Ltd.	TyrNovo Ltd.	Pro Forma adjustment (2)	Kitov Pharmaceuticals Holdings Ltd. Pro forma
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	4,180	505	-	4,685

General and administrative expenses	3,003	38	(4)	3,037

Operating loss	7,183	543	(4)	7,722

Finance expenses, net	4,942	11	-	4,953

Loss from continuing operations	12,125	554	(4)	12,675

Attributable to:

Equity holders of the Company	12,125	359	(3)	12,481

Non-controlling interest	-	195	(1)	194

Loss from continuing operations	12,125	554	(4)	12,675

Loss per share data
Basic and diluted loss per share - USD	0.11			0.10
Number of shares used in calculating basic and diluted loss per share	115,114,946		11,292,508	126,407,454

(1)	To record the intangible asset created in the Business combination. The fair value of the consideration transferred amounted to USD 3,699 thousand, which included USD 2,000 thousand in cash and USD 1,800 thousand in Kitov’s shares net of USD 101 thousand for a loan assumed by Kitov. The consideration was allocated to a deficit net book value of USD 457 thousand and USD 6,172 thousand to an intangible asset. Non - controlling interest amounted to USD 2,016 thousand.

(2)	Assumptions made in preparing this pro forma statement of operations: Based on management’s analysis of TyrNovo’s general and administrative expenses these expenses were reduced by $4 thousand.